UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

KENSEY NASH CORPORATION

(Name of Subject Company)

KENSEY NASH CORPORATION

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

490057106

(CUSIP Number of Class of Securities)

Joseph W. Kaufmann

Chief Executive Officer

Kensey Nash Corporation

735 Pennsylvania Drive

Exton, Pennsylvania 19341

(484) 713-2100

(Name, Address and Telephone Numbers of Person Authorized to Receive Notice and

Communications on Behalf of the Person Filing Statement)

Copies to:

David R. Shevitz

Mark D. Wood

Katten Muchin Rosenman LLP

525 West Monroe Street, Suite 1900

Chicago, Illinois 60661-3693

(312) 902-5200

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on May 21, 2012 (the “Schedule 14D-9”) by Kensey Nash Corporation, a Delaware corporation (the “Company”), relating to the tender offer by Biomedical Acquisition Corporation (“Purchaser”), a Delaware corporation and an indirect wholly-owned subsidiary of Koninklijke DSM N.V., a corporation organized in the Netherlands (“Parent” or “DSM”), to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share, of the Company, including the associated Series A Junior Participating Preferred Stock Purchase Right (“Common Stock”), at a purchase price of $38.50 per share, net to seller in cash (the “Offer Price”). The tender offer is disclosed in the Tender Offer Statement on Schedule TO (together with any exhibits thereto, as it may be amended and/or supplemented, the “Schedule TO”), filed by Purchaser and Parent with the SEC on May 21, 2012, and is upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 21, 2012 (as it may be amended and/or supplemented, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended and/or supplemented, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). The Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO, respectively, and are incorporated by reference to the Schedule 14D-9. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

Except as otherwise set forth below, the information in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment No. 1. This Amendment No. 1 is being filed to reflect certain updates as reflected below.

Item 8.	Additional Information

Item 8 of the Schedule 14D-9 under the heading “Antitrust” is hereby amended and supplemented by adding the following paragraph at the end thereof:

“At 11:59 pm, New York City time on June 5, 2012, the required 15-day waiting period under the HSR Act with respect to the Offer and the Merger expired. Accordingly, the condition to the Offer relating to the expiration or termination of the HSR Act waiting period has been satisfied.”

Item 8 of the Schedule 14D-9 under the heading “Litigation” is hereby amended and supplemented by adding the following paragraph at the end thereof:

“On May 25, 2012, an amended complaint was filed by the plaintiff in the action captioned Hilary Coyne v. Kensey Nash Corporation, et. al. (Case No. 7508) (the “Amended Complaint”). In addition to the allegations previously made in the original complaint, as described in this Schedule 14D-9, the amended complaint generally alleges that the Company’s Recommendation Statement on Schedule 14D-9 is materially misleading and incomplete. The Company continues to believe that the lawsuit is without merit. On May 29, 2012, all three of the plaintiffs in the previously filed lawsuits moved to have their cases consolidated, and to have the Amended Complaint serve as the operative complaint for the consolidated proceedings. On June 4, 2012, the Court of Chancery granted that motion.

On May 29, 2012, the plaintiffs also filed motions (i) for expedited proceedings and (ii) for a preliminary injunction. On June 4, 2012, the Court of Chancery heard arguments on the motion for expedited proceedings, and on June 5, 2012, the Court of Chancery denied that motion. The Company and DSM intend to contest the motion for a preliminary injunction if plaintiffs continue to pursue that motion.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KENSEY NASH CORPORATION

Date: June 6, 2012	By:	/s/ Joseph W. Kaufmann
Name: Joseph W. Kaufmann
Title: President, Chief Executive Officer and Secretary